SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                SCHEDULE 13D
                 (Under the Securities Exchange Act of 1934)

                           Anticline Uranium, Inc.
                              (Name of Issuer)

                            Common Voting Stock
                       (Title of Class of Securities)

                                 037026 10 1
                               (CUSIP Number)

                          Leonard W. Burningham, Esq.
           Suite 205, 455 East 500 South, Salt Lake City, UT 84111
                                (801-363-74ll)
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 24, 2003
           (Date of Event which Requires Filing of this Statement)

     1.  Names of Reporting Persons.
         LipidViro Tech, Inc.

         I.R.S. Identification Nos. of Above Persons (entities only).
         05-0567547.

     2.  Check the Appropriate Box if a Member of a Group.
         (a)  .
            --
         (b)X.

     3.  (SEC use only)

     4.  Source of Funds.
         WC.

     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         None; not applicable.

     6.  Citizenship of Place of Organization
         United States.

     Number of Shares         7.   Sole Voting Power: 5,000,000.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 5,000,000.
                             10.   Shared Dispositive Power: None.

     11. Aggregate Amount of Beneficially Owned by Each Reporting Person. Lipidviro Tech, Inc. 5,000,000.

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares.
         X (No shares are excluded in the numerical or percentage computations herein).

     13. Percent of Class Represented by Amount in Row (11)
         96%.

     14. Type of Reporting Person.
         CO.

     Item 1. Anticline Uranium, Inc., a Nevada corporation (SEC File No. 0-49655); 2120 South 700 East #H183, Salt Lake City, UT 84106; common capital voting stock.

     Item 2.(a)  LipidViro Tech, Inc., a Utah corporation.
            (b)  Utah.
            (c) Research regarding specific substances in compounds having anti-viral and anti-bacterial potential.
            (d)  2120 South 700 East #H183, Salt Lake City, UT  84106
            (e)  None.
            (f)  None.

    Item 3. Subject Company, LipidViro Tech, Inc. acquired 96% of the outstanding voting securities of Anticline Uranium, Inc. a Nevada corporation, in a private transaction with a former stockholder of Anticline, from funds that were held as working capital.

     Item 4. LipidViro intends to pursue acquisitions of technology respecting its research regarding specific substances in compounds having anti-viral and anti-bacterial potential, including the potential acquisition of LipidViro with and into Anticline.

     Following the closing of the stock purchase from the former stockholder of Anticline, the directors and executive officers of LipidViro, Kenneth P. Hamik and Kristy Hamik, second cousins, were designated to serve as directors and executive officers of Anticline. Additional information regarding the purchase can be found in the 8-K Current Report of Anticline dated June 24, 2003, which has been previously filed with the Securities and Exchange Commission. See Item 7.

     Item 5.(a)  See Number 2 and 6, above.
            (b)  See Number 6, above.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   None; not applicable.

     Item 7.   8-K Current Report of Anticline dated June 24, 2003*

                    *Incorporated herein by reference and previously filed with the Securities and Exchange Commission.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      LipidViro Tech, Inc.

Dated: 06/25/03                       /s/ Kristy Hamik
       --------                       ------------------
                                      By Kristy Hamik
                                      COO and Director